UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Applix, Inc.

(Name of Subject Company)
Applix, Inc.

(Name of Person Filing Statement)
Common Stock, $0.0025 par value per share

(Title of Class of Securities)
038316105

(CUSIP Number of Class of Securities)
David C. Mahoney
President and Chief Executive Officer
Applix, Inc.
289 Turnpike Road
Westborough, Massachusetts 01581
(508) 870-0300

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With a Copy to:
Patrick J. Rondeau, Esq.
Hal J. Leibowitz, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission, which we refer to as the SEC, on September 18, 2007, which we refer to as the Schedule 14D-9, by Applix, Inc., a Massachusetts corporation, which we refer to as Applix, relating to the tender offer made by Dimension Acquisition Corp., which we refer to as Dimension and which is a Massachusetts corporation and an indirect, wholly owned subsidiary of Cognos Incorporated, a Canadian corporation, which we refer to as Cognos, as set forth in the Tender Offer Statement filed by Dimension and Cognos on Schedule TO, dated September 18, 2007, which, as previously filed with the SEC and as the same may be amended or supplemented from time to time, we refer to as the Schedule TO, to purchase all of the issued and outstanding shares of common stock of Applix at a price of $17.87 per share, net to the holder thereof in cash, without interest, less any required withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 18, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
All information in the Schedule 14D-9 is incorporated in this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:
“On October 5, 2007, the FCO gave final clearance with respect to Cognos’ acquisition of all of the issued and outstanding shares of Applix common stock pursuant to the Offer.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Milton A. Alpern
	Name:	Milton A. Alpern
	Title:	Chief Financial Officer

     Dated: October 5, 2007